FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934
For the month of May 2008
CAMPBELL RESOURCES INC.
(Registrant’s Name)
1155, University, Suite 1405,
Montreal, Quebec
Canada H3B 3A7
(Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F
Form 20-F ☑      Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐      No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Filed with this Form 6-K is the following which are incorporated herein by reference:
99.1 Press Release – May 1, 2008 – CAMPBELL RESOURCES CONFIRMS THE EXPANSION OF A MINERALIZED ZONE AT COPPER RAND

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAMPBELL RESOURCES INC.

/s/ Réal Savoie

Réal Savoie
Vice-President Finance
DATE: May 2, 2008

Exhibit Index
99.1 Press Release — May 1, 2008 — CAMPBELL RESOURCES CONFIRMS THE EXPANSION OF A MINERALIZED ZONE AT COPPER RAND